

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2024

Bethany Oleynick
Legal Director and Secretary
EQT Infrastructure Company LLC
1114 Avenue of the Americas, 45th Floor
New York, NY 10036

> **Re: EQT Infrastructure Company LLC**
> **Amendment No. 1 to**
> **Registration Statement on Form 10-12G**
> **Filed November 15, 2024**
> **File No. 000-56691**

Dear Bethany Oleynick:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Amendment No. 1 to Form 10

Business, page 1

1. We note your revised disclosures in response to prior comment 1. However, as previously stated, we also note your risk disclosures that you may invest in various securities, including debt securities, convertible securities, commercial mortgage-backed securities, and residential mortgage-backed securities. Please revise to clarify if you are referring to the investments that will be made as part of the Liquidity Portfolio, or otherwise, explain how these types of investments fit within your investment strategy.

Acquisition opportunities alongside EQT Vehicles, page 7

2. We note your response to prior comment 2. Please revise the prospectus to include this explanation.

Share Repurchases, page 17

3.   We note your response to prior comment 3 and the following disclosure on page 17 and elsewhere: "If the transaction price for the applicable quarter is not made available by the tenth business day prior to the repurchase date of the applicable quarter (or is changed after such date), *we may elect to extend the repurchase offer to a later date* or not to accept repurchase requests for such quarter" (emphasis added). Please provide your analysis of how this is consistent with Rule 14e-1(b) or revise to clarify, if true, that if you extend the repurchase offer to a later date, you will extend the repurchase date so that at least 10 business days remain from the announcement of the transaction price for the applicable quarter.

Further, we note the following language in your response to prior comment 3: "In addition, for each quarter, the window during which a repurchase request can be made will generally be at least 20 business days…" Please clarify what you mean by the use of the word "generally."

General

4.   We note your various representations regarding your control of underlying portfolio companies, including that (i) you "will be primarily engaged in managing the operation of [your] portfolio companies through the Control JVs"; (ii) that the Executive Committee is expected to "manage[] [your] ownership and control of each portfolio company…."; and (iii) that your "value proposition is premised on active ownership of portfolio companies… with a view towards long-term holdings as a critical element of [your] business strategy."
   • Please clarify (i) what specific activities constitute "manag[ing]" your "ownership and control" of portfolio companies; (ii) how, if at all, the Executive Committee or other officers, directors, or employees of yours expect to be involved in the day-to-day operation of the underlying portfolio companies, including, for example, the types of business decisions you anticipate making or being involved in making; and (iii) whether you believe these activities (and your "active ownership" model) indicate that you actively manage and actively exercise control over your portfolio companies—and, if so, why.
   • Please discuss whether, to the extent you believe your primary business consists of the active management and active exercise of control over your portfolio companies, you believe that information regarding the individual portfolio companies and their businesses, including business descriptions and risks to the successful operation of those businesses, would or would not be material information to investors. To the extent you believe this information would not be material to investors, please explain why and discuss whether you believe this would indicate that you meet the definition of an investment company under section 3(a)(1)(A).
   Please note that we will refer your response to this comment and the other comments relating to the Investment Company Act to the Division of Investment Management.

5.   We note your assertion that the Control JVs "will be engaged in the business of owning and holding securities of a single portfolio company, which is separate and

distinct from "investing, reinvesting, or trading insecurities" and that "[w]ith this distinction in mind, [you] believe[] an analysis of [your] Control JVs under the Tonopah Factors shows that the Control JVs will each not be deemed investment companies under Section 3(a)(1)(A)." Please expand on this discussion to address the court's observation in *SEC v. Fifth Ave. Coach Lines, Inc.*, 289 F. Supp. 3 (S.D.N.Y. 1968) that "[the word 'invest'] must be given its normal meaning, i.e., to put out money at risk in the hope of gain." In your response, please discuss whether the Control JVs—and you, through the Control JVs—put money at risk in the hope of gain when purchasing the equity interests of portfolio companies.

6. We note your observation, when discussing the nature of the Control JVs assets and income, that "[a]s discussed above in the context of the *Avenue* case, when a group of entities acquires a majority ownership interest in a portfolio company, they have not acquired securities." Please clarify whether you expect that the underlying portfolio companies will be owned, directly and indirectly, exclusively in the form of limited liability company interests, as discussed in the *Avenue* case. To the extent, however, that you expect your Control JVs to own, directly and indirectly, any equity interests, including stock, not addressed in the *Avenue* case, please so clarify.

7. We reissue our request that you "describe the ways, if any, that [your] representations [regarding your business] to investors are materially distinguishable from representations made to investors in EQT Vehicles investing alongside you in JVs" and "discuss whether investors would reasonably view you as a materially similar investment opportunity to an investment opportunity in an EQT Vehicle". In addition, please provide a detailed description of the distinctions between your business and the business of the EQT Vehicles investing alongside you in Control JVs, together with a description of how those distinctions yield distinct results, if any, when analyzing these businesses under Section 3(a)(1)(A). To the extent you believe any distinct treatment under Section 3(a)(1)(A) follows exclusively or primarily as a result of your analysis of your interests in your Control JVs as non-securities and/or the Control JVs acquisition of non-securities, please so state.

8. We note that you expect that "the vast majority of [your] income over time will be derived from [your] interests in [your] Control JVs." Please clarify whether you expect this income to be derived from portfolio company "exits" or the net income earned through the operation of portfolio companies. To the extent you expect that your income over time will be substantially derived from portfolio company "exits," please expand your discussion of the sources of your income to consider whether the nature of your income is substantially derived from the sale of securities. In addition, to the extent you anticipate earning a substantial portion of your profits through portfolio company "exits," please provide your detailed legal analysis regarding whether you believe you propose to operate as a "special situation investment company." *See generally* Investment Company Act Rel. No. 10937, at text accompanying n.19 (Nov. 13, 1979).

9. We note your comparison of Control JVs to SPACs in the context of your discussion of the Control JVs' historical development, as well as your assertion that "[t]he Control JVs operate with the same fundamental purpose as do SPACs: to raise capital to acquire a controlling stake in a target company or companies." Please clarify

whether the analysis offered within this discussion is intended to address only the Control JVs' historical development (and investment company status) prior to acquiring a portfolio company, similar to the discussion in the Commission's SPAC guidance. *See generally* Investment Company Act Rel. No. 35096 (Jan. 24, 2024) at n. 1144 ("This guidance is intended to address the status of a SPAC from the time of the SPAC's initial offering until it completes its de-SPAC transaction. The remaining company (or companies) after the de-SPAC transaction may also raise separate questions of Investment Company Act status.").

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact William Demarest at 202-551-3432 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Dorrie Yale at 202-551-8776 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Mark Brod, Esq.